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EXHIBIT 21.1 – SUBSIDIARIES OF J & J SNACK FOODS CORP.

Place of Incorporation

J & J Snack Foods Investment Corp.	Delaware

The ICEE Company	Delaware

J & J Snack Foods Corp. of California	California

J & J Snack Foods Corp./Midwest	Illinois

J & J Snack Foods Corp./Mia	Pennsylvania

J & J Snack Foods Corp. of Pennsylvania	Pennsylvania

J & J Snack Foods Sales Corp.	New Jersey

J & J Snack Foods Transport Corp.	New Jersey

ICEE-Canada, Inc.	Canada

ICEE de Mexico, S.A. De C.V.	Mexico

J & J Restaurant Group, LLC

Bakers Best Snack Food Corp.	Pennsylvania

Pretzels, Inc.	Texas

Federal PBC Company	Pennsylvania

Country Home Bakers, Inc.	Georgia